Dataram Corporation
PO Box 7528
Princeton, NJ 08543

April 22, 2011

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference:  SEC Comment Letter dated April 20, 2011

     Re:  Dataram Corporation
            Registration Statement on
            Form S-3 Filed March 31, 2011
           File No. 333-173212

Dear Mr. Shuman:

Following is our response to the comments as listed in the above referenced letter. Please advise if additional information is required.

In that letter, you made two comments.

COMMENT 1

General

1. You propose a primary offering of securities yet do not appear to satisfy the requirements of transaction requirement I.B.1 or I.B.6 of Form S-3. Please explain in detail the transaction requirement of Form S-3 you believe you satisfy.

RESPONSE

The registrant believes it satisfies the requirements of Instruction I.B.6 of the eligibility requirements of Form S-3. I.B.6 allows the Form to be used for the registration of

"[s]ecurities to be offered for cash by or on behalf of a registrant; provided that:
     (a) the aggregate market value of securities sold by or on behalf of the registrant pursuant to this Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant;
     (b)  the registrant is not a shell company (as defined in Section
230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company; and
     (c) the registrant has at least one class of common equity securities listed and registered on a national securities exchange."

The registrant filed the S-3 as a "shelf" registration, with such registration statement to be effective for a period of up to three years. The registrant listed a maximum aggregate value of securities to be offered as being $20,000,000 to provide maximum flexibility and to avoid the additional preparation costs and filing fees had a lower aggregate amount been initially listed and later raised. Instruction I.B.6. does not prevent an issuer from filing a registration statement on Form S-3 for aggregate proceeds of more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer, it just states that a registrant cannot sell more than one-third of the value of its public float in any 12 calendar month period. Since the issuer does not know what the value of its public float will be during the three year life of the registration statement, most issuers will file a registration statement on Form S-3 for an amount much higher than one-third of the current value of its public float in order to provide flexibility in the event that its public float increases in value during the three year life of the registration statement.

The registrant understands the eligibility requirements for Form S-3 and undertakes that, so long it is subject to Instruction I.B.6. of Form S-3, under no circumstances shall it offer securities under the registration statement in any 12 calendar month period having an aggregate market value greater than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. In addition, the registrant is not a "shell company," and it does have its common stock listed and registered on a national securities exchange (NASDAQ).

COMMENT 2.

Item 16. Exhibits and Financial

Statement Schedules (a) Exhibits

2. Counsels' legal opinion must opine on the laws of the state governing the indenture. Section 1.13 of the indenture appears to indicate the laws of the State of New York will govern the indenture, but your opinion of counsel is limited to the laws of the State of New Jersey. Please ensure any revised legal opinion opines on the laws of the state governing the indenture.

RESPONSE

A revised opinion, opining as to New York as well as New Jersey law, has been filed as a revised exhibit to the amendment to the registration statement.

ACKNOWLEDGEMENTS

The amendment to the registration statement filed by the registrant includes a delaying amendment, as did the original filing. And the registrant is not requesting acceleration of the effectiveness of the registration statement at this time. Nevertheless, the registrant acknowledges that:

     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,
Dataram Corporation


/s/ Mark Maddocks
_____________________________
Mark Maddocks
Vice-President, Finance
and Chief Financial Officer



cc:  Michael Johnson, Division of Corporate Finance
     United States Securities and Exchange Commission